Ponce Financial Group, Inc.

2244 Westchester Avenue

Bronx, New York 10462

(718) 931-9000

November 5, 2021

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ponce Financial Group, Inc.

Registration Statement on Form S-1 filed November 5, 2021 (File No. 333-258394)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Ponce Financial Group, Inc. (the “Company”) requests the acceleration of the effectiveness of the Registration Statement on Form S-1 (333-258394) (the “Registration Statement”) for November 9, 2021, at 5 p.m. ET, or as soon as possible thereafter. If you have any questions regarding the foregoing, please call Daniel P. Weitzel of Locke Lord LLP at 202-220-6963.

Under separate cover, you will receive today a letter from the underwriter of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

Very truly yours,

/s/ Carlos P. Naudon
Carlos P. Naudon
Chief Executive Officer and President

cc:	Daniel P. Weitzel
Locke Lord LLP